UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Massachusetts	04-0562086

(State of incorporation	(IRS Employer
or organization)	Identification No.)

160 Second Street
Cambridge, Massachusetts	02142

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock Purchase Rights	The Nasdaq Stock Market LLC
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
     On January 30, 2009, the Board of Directors of Molecular Insight Pharmaceuticals, Inc. (the “Company”) declared a dividend of one common stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (“Common Shares”). The dividend is payable on February 27, 2009 to the shareholders of record upon the close of business on February 13, 2009 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one-half of one Common Share, at a price of $35.00 per full Common Share (equivalent to $17.50 for each one-half of a Common Share), subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).
     Until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company, or an employee benefit plan of the Company or a subsidiary of the Company) (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding Common Shares (the “Shares Acquisition Date”) or (ii) 10 business days (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company, or an employee benefit plan of the Company or a subsidiary of the Company) of 20% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Shares outstanding as of the Record Date, by such Common Share certificates.
     The Rights Agreement provides that, until the Distribution Date, the Rights are attached to and traded with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such Common Share certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 30, 2019 (the “Final Expiration Date”), subject to extension, unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.
     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants

(other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.
     The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations of the Common Shares occurring, in any such case, prior to the Distribution Date.
     In the event that any person becomes an Acquiring Person (a “Flip-In Event”), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, that number of Common Shares (or, in certain circumstances, including if there are insufficient Common Shares to permit the exercise in full of the Rights, other securities, cash or property of the Company, or any combination of the foregoing, or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.
     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as “Flip-Over Events”), proper provision will be made so that each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.
     No fractional Common Shares will be issued upon the exercise of any Right or Rights. In lieu of fractional Common Shares equal to one-half of a Common Share or less, an adjustment in cash will be made, as provided in the Rights Agreement. If the number of Rights exercised would entitle the holder thereof to receive any fraction of a Common Share greater than one-half of a Common Share, then the holder thereof shall not be entitled to exercise such Rights unless such holder concurrently purchases from the Company (and in such event the Company shall sell to such holder), at a price in proportion to the Purchase Price, an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, will equal a whole number of Common Shares.
     The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares having an equivalent value.
     At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).
     At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     While distribution of the Rights will not constitute a taxable event to the shareholders or the Company, the shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for shares of common stock of the acquiring company, as set forth above.
     As of January 30, 2009, there were 25,092,439 Common Shares issued and outstanding. Each outstanding Common Share upon the close of business on the Record Date will receive one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each Common Share which becomes outstanding between the Record Date and the Distribution Date so that all such shares will have attached Rights. The Company’s Board of Directors has initially reserved 18,678,911 Common Shares for issuance upon exercise of the Rights, effective on the Record Date.
     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until a person becomes an Acquiring Person redeem all but not less than all the then outstanding Rights at $0.001 per Right. The Rights are designed to provide additional protection against abusive or unfair takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company’s Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.
     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A thereto the Form of Right Certificate, is filed herewith as an exhibit. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.
Item 2. Exhibits.
4.1	Rights Agreement, dated as of January 30, 2009, between Molecular Insight Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, LLC, which include the Form of Right Certificate (as Exhibit A thereto) and the Summary of Rights to Purchase Common Stock (as Exhibit B thereto).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
Date: February 2, 2009	By:	/s/ John W. Babich
		Name:	John W. Babich
		Title:	President & Chief Executive Officer

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
FORM 8-A
EXHIBIT INDEX

Exhibit
Number	Description

4.1	Rights Agreement, dated as of January 30, 2009, between Molecular Insight Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Stock.